UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND JULY 31, 2015

EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

KIRKLAND LAKE GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
AS AT JUNE 30, 2016 AND DECEMBER 31, 2015
(UNAUDITED) - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

	JUNE 30,	DECEMBER 31,
	2016	2015
ASSETS
Current
Cash and cash equivalents	$157,529	$93,727
Accounts receivable (Note 7)	9,732	8,084
Inventory (Note 8)	21,571	13,799
Prepaid expenses and other current assets	6,843	3,623
Current assets	195,675	119,233
Non-current
Other long-term assets (Note 9)	4,315	4,128
Restricted cash (Note 6)	11,524	-
Mineral properties (Note 12)	332,169	251,401
Property, plant and equipment (Note 12)	174,388	109,978
Deferred tax assets (Note 20)	17,180	-
Non-current assets	539,576	365,507
TOTAL ASSETS	$735,251	$484,740
LIABILITIES
Current
Accounts payable and accrued liabilities (Note 10)	$47,258	$26,934
Current portion of convertible debentures (Note 11)	54,150	-
Income taxes payable (Note 20)	1,710	127
Current portion of finance lease liabilities (Note 11)	8,317	5,888
Current liabilities	111,435	32,949
Non-current
Convertible debentures (Note 11)	57,114	109,075
Provisions - reclamation and remediation (Note 13)	16,260	6,578
Deferred income tax liabilities (Note 20)	33,223	15,267
Finance lease liabilities (Note 11)	9,699	8,277
Non-current liabilities	116,296	139,197
SHAREHOLDERS' EQUITY
Capital stock (Note 14)
Authorized Unlimited common shares without par value Issued 116,087,247 (2015 - 80,954,117) common shares	466,267	298,744
Options (Note 15)	10,818	10,272
Accumulated other comprehensive income	334	-
Contributed surplus (Note 16)	31,867	31,627
Retained earnings (deficit)	(1,766)	(28,049)
Total shareholders' equity	507,520	312,594
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$735,251	$484,740

Commitments (Notes 6 and 22) and subsequent events (Note 24)

The accompanying notes are an integral part to these condensed consolidated interim financial statements.

KIRKLAND LAKE GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND JULY 31, 2015
(UNAUDITED) - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

	3 months ended		6 months ended
	JUNE 30, 2016	JULY 31, 2015	JUNE 30, 2016	JULY 31, 2015
REVENUE FROM GOLD SALES	$118,143	$61,723	$227,931	$119,657
PRODUCTION EXPENSES (Note 17)	81,740	45,463	159,482	89,013
GROSS PROFIT	36,403	16,260	68,449	30,644
OTHER EXPENSES
General and administrative (Note 18)	6,433	1,541	10,675	3,717
Exploration	4,129	2,196	6,710	3,995
Finance expense	5,172	6,094	10,720	10,033
Finance income	(1,309)	(1,016)	(1,549)	(2,808)
	14,425	8,815	26,556	14,937
Income before income taxes	21,978	7,445	41,893	15,707
Income tax expense (Note 20)	8,214	3,216	15,610	3,604
NET INCOME	13,764	4,229	26,283	12,103
OTHER COMPREHENSIVE INCOME
Gain on mark-to-market on marketable securities	252	-	334	-
COMPREHENSIVE INCOME	14,016	4,229	26,617	12,103
Weighted average number of common shares outstanding (Note 14)	115,571,565	80,366,408	110,481,088	79,499,011
Diluted weighted average number of shares outstanding (Note 14)	116,997,839	81,142,823	111,837,764	80,261,118
BASIC INCOME PER COMMON SHARE	$0.12	$0.05	$0.24	$0.15
DILUTED INCOME PER COMMON SHARE	$0.12	$0.05	$0.24	$0.15

The accompanying notes are an integral part to these condensed consolidated interim financial statements.

KIRKLAND LAKE GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND JULY 31, 2015
(UNAUDITED) - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

	3 months ended6 months ended		6 months ended
	JUNE 30, 2016	JULY 31, 2015	JUNE 30, 2016	JULY 31, 2015

OPERATING ACTIVITIES
INCOME	$13,764	$4,229	$26,283	$12,103
ITEMS NOT REQUIRING CASH
Amortization and depletion	14,937	8,961	29,645	17,829
Deferred income taxes (recovery)	7,711	2,949	13,981	3,402
Stock based compensation	971	393	1,314	1,353
Interest expense and accretion on convertible notes	5,533	5,559	7,486	7,574
Flow through premium	-	(79)	-	(131)
Unrealized loss (gain) on derivative contracts	(46)	2,566	(355)	1,088
Accretion	114	32	201	73
Other long-term assets	204	285	363	471
Income taxes	503	267	1,629	201
Foreign exchange	241	(133)	645	147
Amortization of transaction costs	4	-	14	-
Loss on disposal of fixed assets	-	-	5	-
CHANGES IN NON-CASH WORKING CAPITAL ITEMS
Accounts receivable	7,157	(5,964)	(258)	(6,769)
Inventory	3,908	959	12,883	2,806
Prepaid expenses and other current assets	(4,029)	596	(3,466)	(359)
Accounts payable and accrued liabilities	4,007	(4,576)	6,377	(3,846)
Interest payable	(2,018)	(2,062)	-	(181)
Release of Eskay Creek deposit	60	-	60	-
Cashflow from operations before taxes paid	53,021	13,982	96,807	35,761
Taxes paid	(63)	(63)	(147)	(115)
CASH FLOWS FROM OPERATIONS	52,958	13,919	96,660	35,646

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(2,272)	(1,366)	(3,882)	(3,369)
Additions to mineral properties	(18,755)	(9,499)	(35,482)	(20,395)
Cash acquired through acquisition of St	-	-	10,941	-
Andrew Goldfields
Restricted cash	4	-	(181)	-
CASH OUTFLOWS FROM INVESTING ACTIVITIES	(21,023)	(10,865)	(28,604)	(23,764)

FINANCING ACTIVITIES
Net proceeds from issue of capital stock	2,105	421	6,271	33,940
Interest paid	(4,744)	(4,285)	(5,306)	(9,108)
Proceeds from operating line	-	1,500	-	3,500
Repayment of obligation under finance lease	(2,037)	(1,026)	(4,057)	(2,967)
Buyback of convertible debentures	-	-	(517)	-
CASH FLOWS FROM FINANCING ACTIVITIES	(4,676)	(3,390)	(3,609)	25,365
Effect of exchange rate changes on cash and cash equivalents	(241)	133	(645)	(147)
CHANGE IN CASH DURING THE PERIOD	27,018	(203)	63,802	37,100

OPENING CASH AND CASH EQUIVALENTS	130,511	80,322	93,727	44,019

ENDING CASH AND CASH EQUIVALENTS	$157,529	$80,119	$157,529	$81,119

The accompanying notes are an integral part to these condensed consolidated interim financial statements.

KIRKLAND LAKE GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
SIX MONTH PERIODS ENDED JUNE 30, 2016 AND JULY 31, 2015
(UNAUDITED) - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

				Accumulated
	Common	Capital	Options	Other	Contributed	Deficit	TOTAL
	Shares	Stock		Compr.	Surplus
				Income
Balance, January 31, 2015	72,089,117	$261,736	$9,600	$-	$30,890	$(43,261)	$258,965
Net income	-	-	-	-	-	12,103	12,103
Expiry of options	-	-	(20)	-	20	-	-
Equity financing	7,935,000	34,517	-	-	-	-	34,517
Cost of issuing shares	-	(1,868)	-	-	-	-	(1,868)
Cancellation/forfeiture of options	-	-	(313)	-	313	-	-
Exercise of options	382,500	1,291	-	-	-	-	1,291
Black Scholes value of options exercised	-	466	(466)	-	-	-	-
Deferred tax recovery related to share issuance costs	-	703	-	-	-	-	703
Deferred tax expense related to convertible debenture financing costs	-	-	-	-	(34)	-	(34)
Stock based compensation	-	-	1,353	-	-	-	1,353
Balance, July 31, 2015	80,406,617	$296,845	$10,154	$-	$31,189	$(31,158)	$307,030
Balance, December 31, 2015	80,954,117	$298,744	$10,272	$-	$31,627	$(28,049)	$312,594
Net income	-	-	-	-	-	26,283	26,283
Shares issued on acquisition of St Andrew Goldfields	33,367,488	158,487	-	-	-	-	158,487
Black Scholes value of options on acquisition of St Andrew Goldfields	-	-	2,910	-	-	-	2,910
Cancellation/forfeiture of options	-	-	(22)	-	22	-	-
Expiry of options	-	-	(218)	-	218	-	-
Exercise of options	1,765,642	6,271	-	-	-	-	6,271
Black Scholes value of options exercised	-	2,765	(2,765)	-	-	-	-
Mark-to-market on marketable securities	-	-	-	334	-	-	334
Stock based compensation	-	-	641	-	-	-	641
Balance, June 30, 2016	116,087,247	$466,267	$10,818	$334	$31,867	$(1,766)	$507,520

The accompanying notes are an integral part to these condensed consolidated interim financial statements.

KIRKLAND LAKE GOLD INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND JULY 31, 2015
(UNAUDITED) - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

1.	DESCRIPTION OF BUSINESS

The Company was incorporated pursuant to the laws of British Columbia, Canada on June 29, 1983. On July 27, 1988 the Company was continued to the federal laws of Canada pursuant to the Canada Business Corporations Act. The Company’s common shares trade on the Toronto Stock Exchange (the “TSX”) under the stock symbol KGI. These condensed interim consolidated financial statements (the “interim financial statements”) include the accounts of Kirkland Lake Gold Inc. and its wholly-owned subsidiary, St Andrew Goldfields Ltd. (“St Andrew”) incorporated pursuant to the laws of the Province of Ontario (together referred to as “Kirkland Lake Gold” or the “Company”).

The Company’s registered and head office is located in Toronto, Ontario, and four operating gold mines are located in the historic Kirkland Lake gold camp and east of the Timmins gold camp along the Porcupine-Destor Fault zone, both in northeastern Ontario.

See Note 5 for a description of the Company's acquisition of St Andrew Goldfields Ltd. ("St Andrew"). As a result of that acquisition, St Andrew ceased to be a reporting issuer on January 26, 2016.

2.	BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE

(a)	Condensed Interim Consolidated Financial Statements

These interim financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards ("IFRS"), and in accordance with International Accounting Standard 34 - Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB"). Certain disclosures included in the notes to the annual financial statements have been condensed in the following note disclosures or have been disclosed on an annual basis only. Accordingly, these interim financial statements should be read in conjunction with the Company's audited financial statements for the eight months ended December 31, 2015.

(b)	Basis of Presentation

These financial statements have been prepared on a historical cost basis except for certain financial assets and liabilities which are measured at fair value. The significant accounting policies are presented in Note 3 to the audited financial statements for the eight months ended December 31, 2015, and have been consistently applied in each of the periods presented, except as described in Note 3. The Company changed its fiscal year end from April 30 to December 31 in 2015. As a result, the period ended December 31, 2015 is a stub year, comprised of eight months. The comparative periods to these interim financial statements are the three and six months ended July 31, 2015.

Unless otherwise inidcated, the interim financial statements are presented in Canadian dollar, which is the functional and presentation currency of the Company.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accountingpolicies.

KIRKLAND LAKE GOLD INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND JULY 31, 2015
(UNAUDITED) - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements have been prepared using the same accounting policies and methods of application as those disclosed in Note 3 to the Company's audited financial statements for the eight months ended December 31, 2015, except as disclosed below. In addition, the accounting policies have been expanded as a result of the acquisition of St Andrew as follows:

Deferred stripping and waste removal costs

In open pit mining operations, it is necessary to incur costs to remove overburden in order to access the ore body ("stripping costs"). During the development of a mine, stripping costs incurred on overburden removal are capitalized to the related mine property.

During the production phase of an open pit mine, waste removal costs incurred to provide access to sources of mineral reserves that will be produced in future periods and that would not have otherwise been accessible are also capitalized as deferred stripping costs related to the mine, as long as the following criteria are met: (i) it is probable that the future economic benefit associated with the stripping activity will flow to the entity; (ii) the entity can identify the component of the ore body for which access has been approved; and (iii) the costs relating to the stripping activity associated with that component can be measured reliably. The waste removal costs are deferred to the extent that the current period waste-to-ore ratio (the ratio of tonnage of waste mined to the tonnage of ore mined) exceeds the life-of-mine waste-to-ore ratio. The life-of-mine waste-to-ore ratio is determined based on the proven and probable mineral reserves of the mine. The stripping activity is depreciated, on a systematic basis, over the expected useful life of the ore body that becomes more accessible as a result of the stripping activity.

Regular waste removal that does not give rise to future benefits is expensed as incurred.

Business combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that consist of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at their fair values at the acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the assets at the acquisition date transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date. Acquisition-related costs are expensed as incurred.

KIRKLAND LAKE GOLD INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND JULY 31, 2015
(UNAUDITED) - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable, and shall not exceed one year from the acquisition date.

(a)	Standards issued but not yet effective

IFRS 2, Share Based Payments

Final amendments to IFRS 2, Share-Based Payments ("IFRS 2") were issued in June 2016 to clarify the classification and measurement of share-based payment transactions. These amendments deal with variations in the final settlement arrangements including; (a) accounting for cash-settled share-based payment transactions that include a performance condition, (b) classification of share-based payment transactions with net settlement features, and (c) accounting for modifications of share-based payment transactions from cash-settled to equity. These changes are effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact of the changes to IFRS 2.

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) covers the classification and measurement of financial assets and financial liabilities and is applicable for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Company is currently assessing the impact of adopting IFRS 9.

IFRS 15, Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers ("IFRS 15"), was issued by the IASB in May 2014. The standard replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets From Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services. The standard is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company is currently assessing the impact of adopting IFRS 15.

IFRS 16, Leases

IFRS 16 will replace IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.The new standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial adoption of IFRS 16. The Company is currently assessing the impact of adopting IFRS 16.

KIRKLAND LAKE GOLD INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND JULY 31, 2015
(UNAUDITED) - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

IAS 7, Statement of Cash Flows

The IASB issued amendments to IAS 7, Statement of Cash Flows ("IAS7"), in January 2016. The amendments are effective for annual periods beginning on or after January 1, 2017. This amendment will require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. The Company will adopt the amendments to IAS 7 in its financial statements for the annual period beginning on January 1, 2017. The Company is currently assessing the impact of adopting IAS 7.

IAS 12, Income Taxes

The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax base at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The Company intends to adopt the amendments to IAS 12 in its financial statements for the annual period beginning on January 1, 2017. The Company is currently assessing the impact of adopting IAS 12.

Except as described below, the accounting policies applied by the Company in these interim financial statements are the same as those applied by the Company in its financial statements as at and for the 8 month period ended December 31, 2015.

(b)	IFRS 2 - Share Based Payments ("IFRS 2")

During the quarter ended June 31, 2016, restricted share units ("RSUs") and deferred share units ("DSUs") were issued to employees and directors, respectively, for the first time, which triggered the adoption of this accounting policy for new awards. For equity-settled plans, which include stock options, RSUs, and performance share units ("PSUs"), the grant date fair value of the share-based compensation awards granted to eligible employees, officers, or directors is recognized as an employee benefit expense, with a corresponding increase in equity, over the period that the holders unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

For cash-settled plans, including deferred share units ("DSU"), the fair value of the amount payable to the directors is recognized as an expense, with a corresponding increase in liabilities, over the period that the directors become entitled to payment. The liability is re-measured at each reporting date and at settlement date. DSUs are settled in cash following the cessation of employment or when a director leaves the board. Any changes in the fair value of the liability are recognized as employee benefit expense in earnings.

(c)	IAS 1 – Presentation of Financial Statements (“IAS 1”)

IAS 1 was amended in December 2014 in order to clarify, among other things, that information should not be obscured by aggregating or by providing immaterial information, that materiality considerations apply to all parts of the financial statements and that even when a standard requires a specific disclosure, materiality considerations do apply. The amendments are effective for annual periods beginning on or after January 1, 2016. There were no significant changes to the financial statements upon adoption.

KIRKLAND LAKE GOLD INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND JULY 31, 2015
(UNAUDITED) - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of interim financial statements in conformity with IFRS requires management to make judgments and estimates that affect the application of accounting policies and the reported amounts of assets, liabilities, contingent liabilities, income and expenses. Actual results could differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and are applied prospectively.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the interim financial statements are consistent with those applied and disclosed in Note 4 of the December 31, 2015 financial statements, except for the following critical judgments and estimates adopted as a result of the acquisition of St Andrew:

(a)	Business Combinations

The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgments and estimates about future events, including but not limited to:

- Estimates of mineral reserves and mineral resources and exploration potential acquired;
- Future operating costs and capital expenditures;
- Discount rates to determine fair value of assets acquired; and
- Future metal prices and long-term foreign exchange rates.

Changes to the preliminary measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date.

5.	ACQUISITION OF ST ANDREW GOLDFIELDS

On January 26, 2016, the Company completed the acquisition of St Andrew and acquired all of the issued and outstanding common shares of St Andrew pursuant to a plan of arrangement (the “Arrangement”). St Andrew was previously a TSX listed Canadian based gold mining and exploration company with an extensive land package in the Timmins mining district, northeaster Ontario, Canada, which lies within the world famous Abitibi greenstone belt. St Andrew operated the Holt, Holloway and Taylor Mines and produced approximately 100,000 ounces of gold during the year ended December 31, 2015.

Pursuant to the Arrangement, the Company acquired each outstanding St Andrew common share in exchange for 0.0906 of one common share of the Company (the “Exchange Ratio”). Under the arrangement, the Company issued 33,367,488 shares. Upon completion of the Arrangement, St Andrew shareholders held, in aggregate, a 29% interest in the Company. The Company authorized up to an additional 1,566,881 shares upon exercise of the stock options held by the former options holders of St Andrew.

The Company determined that the acquisition of St Andrew was a business combination in accordance with IFRS 3, Business Combinations, and as such has accounted for it in accordance with this standard using the acquisition method with the Company as the acquirer. St Andrew is currently a wholly owned subsidiary of the Company.

For the six month period ended June 30, 2016, revenue of $96,964 and mine operating income of $24,834 related to the newly-acquired St Andrew properties has been included in these consolidated financial statements. Had the acquisition of St Andrew taken place on January 1, 2016, the total pro forma consolidated revenue and income for the Company would have been approximately $239,500 and $37,900, respectively, for the six month period ended June 30, 2016.

KIRKLAND LAKE GOLD INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND JULY 31, 2015
(UNAUDITED) - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

The following table summarizes the fair value of the consideration transferred to St Andrew shareholders and the fair values of identified assets acquired and liabilities assumed. The Company used a discounted cash flow model to estimate the expected future cash flows of the properties. Expected future cash flows are based on estimates of future production and commodity prices, operating costs and forecast capital expenditures based on the life of mine as at the acquisition date. Due to the recent timing of the acquisition, the fair value assigned to the identified assets and liabilities is preliminary and may be revised by the Company as additional information becomes available. In particular, the Company is currently assessing the value of the mining interests and property, plant and equipment purchased with the acquisition of St Andrew, notably the value assigned to the Holt, Holloway and Taylor properties, in order to support the value assigned to these assets upon acquisition. The Company is also reviewing the deferred taxes of the combined company. The Company expects to finalize the determination of the fair values of the assets and liabilities acquired as well as the deferred taxes within 12 months of the acquisition date, which could result in material differences from the preliminary values presented in these financial statements. Transaction costs of $2,198 relating to the arrangement have been expensed during the period in accordance with IFRS 3, Business combinations.

Purchase Price
Common shares	$158,487
Options	2,910
$161,397

Net Assets Acquired
Assets
Cash and cash equivalents	$10,941
Current assets, excluding cash and cash equivalents	26,116
Mineral properties and property, plant and equipment	131,511
Restricted cash	11,394
Other long-term assets	216
Deferred tax asset	19,429

Liabilities
Current liabilities	(15,831)
Provisions, reclamation and remediation	(9,481)
Finance lease liabilities	(6,674)
Deferred income tax liabilities	(6,224)
$161,397

KIRKLAND LAKE GOLD INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND JULY 31, 2015
(UNAUDITED) - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

6.	RESTRICTED CASH

The Company has the following restricted cash:

	JUNE 30	DECEMBER 31
	2016	2015
Ministry of Northern Development of Mines	$7,343	$-
Term deposits	4,181
	$11,524	$-

The Company's reclamation plans for all of its properties have been approved by the Ontario Ministry of Northern Development and Mines. The Company's newly-acquired East Timmins properties had placed financial assurance of $7,343 in cash deposits with the Ontario Ministry of Northern Development of Mines.

The Company also has $4,181 held as collateral by a bank that has issued letters for credit in favour of the Company in connection with the Company's closure plan.

7.	ACCOUNTS RECEIVABLE

	JUNE 30	DECEMBER 31
	2016	2015
Trade receivables	$7,643	$7,112
Statutory receivables	1,946	768
Other receivables	143	204

	$9,732	$8,084

8.	INVENTORY

	JUNE 30	DECEMBER 31
	2016	2015

Gold in process	$9,571	$5,828
Mine operating supplies	10,956	7,233
Doré bars	572	200
Surface stockpile	472	538
	$21,571	$13,799

9.	OTHER LONG-TERM ASSETS

	JUNE 30	DECEMBER 31
	2016	2015
Security deposits	$45	$45
Employee relocation loans receivable(Note 21)	331	694
Long-term investments	550	-
Long-term receivables	3,389	3,389
	$4,315	$4,128

KIRKLAND LAKE GOLD INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND JULY 31, 2015
(UNAUDITED) - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

The Company was subject to a sales tax audit conducted during 2014 and a reassessment on February 20, 2015. The sales tax reassessment by the Canada Revenue Agency ("CRA") determined a US$50,000 royalty payment received by the Company in October 2013 was subject to HST, and, as a result, the Company was required to pay approximately $7,200 in sales taxes, penalties and interest on February 26, 2015. The Company is seeking to recover $6,778 of the amount paid to the CRA from the royalty holder. At the date hereof, the Company has received $3,389 of such amount and the remaining $3,389 is outstanding as at June 30, 2016. A payment of $450 in penalties and interest was included in profit or loss for year ended April 30, 2015, and will only be recovered if the Company's Notice of Objection, which was filed on March 10, 2015 with the CRA in respect of the sales tax assessment on the royalty, is successful.

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	JUNE 30	DECEMBER 31
	2016	2015
Trade payables	$34,740	$11,407
Deferred share unit liability (Note 15)	673	-
Payroll and government remittances	11,845	15,527
	$47,258	$26,934

11.	LOANS AND BORROWINGS

	JUNE 30	DECEMBER 31
	2016	2015

Current liabilities
Current portion of finance lease liabilities	$8,317	$5,888
Current portion of convertible debentures	54,150	-

	$62,467	$5,888

Non-current liabilities
Convertible debentures	$57,114	$109,075
Finance lease liabilities	9,699	8,277

	$66,813	$117,352

The Company has a CAD credit facility for a maximum of $35,680 comprised of a revolving operating loan facility ($20,000) and an equipment lease facility ($15,680). Amounts outstanding under the credit facility are secured by various assets of the Company, including cash, accounts receivable, inventory and assets financed under the lease facility. The credit facility also contains certain financial covenants, which the Company was in compliance with at June 30, 2016. The Company also had a USD revolving credit facility of up to a maximum of US$10,000, which was cancelled on April 26, 2016.

Amounts are available to be drawn under the CAD operating loan as:

a)	a revolving operating loan of up to $20,000, which can be drawn for periods of one, two or three months; and,

b)	letters of guarantee to secure obligations to the Ministry of Northern Development and Mines in the amount of up to $10,500 for a maximum term of one year.

KIRKLAND LAKE GOLD INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND JULY 31, 2015
(UNAUDITED) - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

At June 30, 2016, $7,205 was outstanding under the equipment lease facility (December 31, 2015 - $9,300). Amounts drawn under the equipment lease facility are subject to separate lease agreements with a maximum term of 60 months and interest rates which are variable depending on when the finance leases are entered into.

The Company also has a second $7,000 lease facility separate from the $15,680 credit facility. At June 30, 2016, $4,361 of mobile equipment was financed under this lease facility.

There were no amounts outstanding under the $20,000 revolving operating loan as at June 30, 2016 (December 31, 2015 - $0). Interest on the CAD revolving operating loan is payable at rates between prime plus 1.5% and prime plus 2.5% .

Letters of guarantee totaling $7,904 were issued as at June 30, 2016 (December 31, 2015 - $7,904) (Note 4). The letters of guarantee are subject to a fee of 3.0% per annum. The letters of guarantee are required to be secured by an equal amount of restricted cash when certain financial conditions are not met. At June 30, 2016, the financial conditions were met and no restrictions were placed on the Company's cash balances related to the outstanding letters of guarantee issued under the CAD credit facility.

Terms and conditions of outstanding loans were as follows:

				JUNE 30		December 31
				2016		2015
	Nominal	Year of		Carrying		Carrying
	interest rate	maturity	Face value	amount	Face value	amount
Finance lease liabilities	0.00-10.96%	2016-2020	$18,976	$18,016	$14,984	$14,165
Convertible debentures	6.00-7.50%	2017	119,003	111,264	119,528	109,075

			$137,979	$129,280	$134,512	$123,240

The finance lease liabilities are related to and secured by various pieces of equipment with a carrying amount of $27,391 as at June 30, 2016 (July 31, 2015 - $19,586). The weighted average interest rate on the outstanding equipment finance lease liabilities is 4.16% (July 31, 2015 - 4.30%) .. The fair value of the finance lease liabilities as at June 30, 2016 was $17,824 (July 31, 2015 - $13,511) as determined using the contractual cash flows and a market interest rate of 4.69% .

The obligations under the facilities are payable as follows:

	Future		Present value	Future
	minimum		of minimum	minimum		Present value
	lease		lease	lease		of minimum
	payments	Interest	payments	payments	Interest	lease
						payments
	JUNE 30	JUNE30	JUNE 30	December 31	December 31	December 31

	2016	2016	2016	2015	2015	2015
Less than one year	$8,915	$597	$8,318 $	6,349 $	461	$5,888
Between one and three years	10,061	358	9,703	8,635	358	8,277

	$18,976	$955	$18,021 $	14,984 $	819	$14,165

KIRKLAND LAKE GOLD INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND JULY 31, 2015
(UNAUDITED) - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

Convertible debentures:

	JUNE 30	December 31
	2016	2015
Carrying amount, beginning of period	$109,075	$107,407
Net repurchase of convertible debentures	(487)	(1,742)
Accreted interest	2,676	3,410

Carrying amount	$111,264	$109,075

The fair value of the convertible debentures as at June 30, 2016 was $127,614 (December 31, 2015 - $115,942), which has been determined using a market approach with reference to observable market prices for identical assets traded in an active market.

Convertible debentures are payable as follows:

	Carrying	Fair	Contractual
	amount	Value	cash flows	One year	2 - 5 years
Convertible debentures payable	$111,264	$127,614	$(129,223)	$(64,975)	$(64,248)

KIRKLAND LAKE GOLD INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND JULY 31, 2015
(UNAUDITED) - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

12.	PROPERTY, PLANT AND EQUIPMENT AND MINERAL PROPERTIES

		Vehicles and	Mine and	Capital	Total
COST	Land and	Computer	Mill	Works in	Property	Mineral
	Buildings	Equipment	Equipment	Progress	Plant &	Properties	Total
					Equipment
Balance at May 1, 2015	$27,546	$1,337	$131,074	$1,800	$161,757	$305,032	$466,789
Additions	-	193	-	7,133	7,326	26,471	33,797
Disposals	-	(136)	(1,023)	-	(1,159)	-	(1,159)
Transfers	503	74	4,852	(5,429)	-	-	-
Purchase of HM Claim	-	-	-	-	-	250	250
Balance at December 31, 2015	$28,049	$1,468	$134,903	$3,504	$167,924	$331,753	$499,677
Additions	48	-	-	5,586	5,634	35,492	41,126
Disposals	-	(35)	(668)	-	(703)	-	(703)
Transfers	280	(5)	7,151	(7,426)	-	-	-
Acquisition of St Andrew	19,438	986	50,231	-	70,655	60,856	131,511
Balance at June 30, 2016	$47,815	$2,414	$191,617	$1,664	$243,510	$428,101	$671,611

ACCUMULATED DEPRECIATION
Balance at May 1, 2015	$6,687	$1,172	$41,770	$-	$49,629	$66,018	$115,647
Additions	1,112	80	7,975	-	9,167	14,334	23,501
Disposals	-	(135)	(715)	-	(850)	-	(850)
Balance at December 31, 2015	$7,799	$1,117	$49,030	$-	$57,946	$80,352	$138,298
Additions	1,761	240	9,797	-	11,798	15,580	27,378
Disposals	-	(21)	(601)	-	(622)	-	(622)
Balance at June 30, 2016	$9,560	$1,336	$58,226	$-	$69,122	$95,932	$165,054

CARRYING AMOUNTS
Balance at May 1, 2015	$20,859	$165	$89,304	$1,800	$112,128	$239,014	$351,142
Balance at December 31, 2015	$20,250	$351	$85,873	$3,504	$109,978	$251,401	$361,379
Balance at June 30, 2016	$38,255	$1,078	$133,391	$1,664	$174,388	$332,169	$506,557

Depreciation expense for the three month period ended June 30, 2016 amounted to $6,414 (July 31, 2015 - $3,420), and for the six month period ended June 30, 2016 amounted to $11,798 (July 31, 2015 - $6,703).

Depletion expense for the three month period ended June 30, 2016 amounted to $8,288 (July 31, 2015 - $5,542), and for the six month period ended June 30, 2016 amounted to $15,580 (July 31, 2015 - $10,202).

There was $1,760 in new equipment in property, plant and equipment, partially financed by capital leases. The principal value of these leases was $1,752 for the period ended June 30, 2016 ($96 as at July 31, 2015), with the balance being financed by cash. These leases have been excluded from the statement of cash flows.

KIRKLAND LAKE GOLD INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND JULY 31, 2015
(UNAUDITED) - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

13.	PROVISIONS - RECLAMATION AND REMEDIATION

The Company filed in June 2012, and amended in 2014, a reclamation and site restoration plan in connection with the Company's Macassa properties with the Ontario Ministry of Northern Development and Mines (MNDM).

The Wright Hargreaves Property is not included in the closure plan nor are there any requirements to submit financial assurance for this property. Progressive rehabilitation plans for the Macassa, Kirkland Minerals, Teck- Hughes, Lakeshore and certain former joint venture properties were also submitted. Financial assurance has been provided to the MNDM for the Macassa property by way of a letter of credit in the amount of $7,052 (Note 22).

The provision for reclamation and remediation for the Macassa properties is based on the following key assumptions.

●	The total inflated undiscounted cash flow as at June 30, 2016 is $10,674.

●	The expected settlement to be in 2030.

●	The rates at which the estimated payments have been discounted is 2.14 - 2.40%.

●	An estimated inflation rate of 2%.

A closure plan was also been accepted by the MNDM for the Holt and Holloway mines in 2005. A revised plan is to be filed with the MNDM this year, pending First Nations consultations and approval. A production closure plan was accepted in November 2015 for the Taylor mine, allowing operations to begin. The Company is in the process of preparing a new closure plan for the Taylor mine to increase production and expand infrastructure. The Hislop and Aquarius properties also have closure plans in place, and closure activities are being undertaken on both properties.

Financial assurance has been provided to the MNDM for these properties by way of a letter of credit in the amount of $7,343 (Note 6).

The provision for reclamation and remediation for Holt, Holloway and Taylor properties are based on the following key assumptions.

●	The total inflated undiscounted cash flow as at June 30, 2016 is $9,427.

●	The expected settlement to be in 2018 - 2028.

●	The rates at which the estimated payments have been discounted is 2.7%.

●	An estimated inflation rate of 1.4%.

A reconciliation for the provision for reclamation and remediation is as follows:

June 30, 2016

Balance, beginning of year	$6,578
Additions to reclamation provision from acquisition	9,481
Accretion expense for the period	201

Total provision for reclamation and remediation	$16,260

KIRKLAND LAKE GOLD INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND JULY 31, 2015
(UNAUDITED) - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

14.	CAPITALSTOCK

The following is a summary of changes in common share capital:

	Number of Shares	Amount

Balance - April 30, 2015	80,306,617	$296,304
Exercise of options (Note 15)	647,500	1,953
Black Scholes value of stock options exercised	-	487

Balance - December 31, 2015	80,954,117	$298,744
Exercise of options (Note 15)	1,765,642	6,271
Black Scholes value of stock options exercised	-	2,765
Shares issued on acquisition of St Andrew	33,367,488	158,487

Balance, June 30, 2016	116,087,247	$466,267

On January 26, 2016, the Company completed the acquisition of St Andrew and acquired all of the issued and outstanding common shares of St Andrew to create a multi-asset, Ontario focused, intermediate gold producer.

Upon completion of the acquisition, St Andrew became a wholly-owned subsidiary of the Company. In connection with the closing of the acquisition, the Company issued an aggregate of 33,367,488 common shares of Kirkland Lake Gold to former shareholders of St Andrew, representing 0.0906 of a common share of Kirkland Lake Gold for each common share of St Andrew (the “Exchange Ratio”). Pursuant to the terms of the Arrangement, all of the outstanding stock options of St Andrew were deemed to have been exchanged as the closing based on the Exchange Ratio. Accordingly, the Company is authorized to issue up to 1,566,876 common shares upon the exercise of stock options held by the former St Andrew optionholders. As at the date hereof, <> stock options have been exercised by former St Andrew optionholders.

Diluted weighted average number of shares outstanding

	3 months ended		6 months ended
	JUNE 30	JULY 31	JUNE 30	JULY 31
	2016	2015	2016	2015
Basic weighted average shares outstanding:	115,571,565	80,366,408	110,481,088	79,499,011
Dilutive stock options	1,426,274	776,415	1,356,676	762,107
Diluted weighted average shares outstanding	116,997,839	81,142,823	111,837,764	80,261,118

Dilutive stock options were determined using the Company’s average share price for the period. The impact of the convertible debt was anti-dilutive, and thus 8,502,912 anti-dilutive shares were excluded from the calculation, both at three and six months ended. 686,211 anti-dilutive options were also excluded from the 3 months ended calculation, and 1,109,774 anti-dilutive options were excluded from the calculation for the 6 month period. The average price for the 3 month period ended June 30, 2016 was $10.12 ($5.69 for the three month period ended July 31, 2015). The average share price for the six month period ended June 30, 2016 was $8.50 ($5.48 for the six month period ended July 31, 2015).

KIRKLAND LAKE GOLD INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND JULY 31, 2015
(UNAUDITED) - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

15.	SHARE-BASED COMPENSATION PLANS

On October 22, 2015, shareholders of the Company approved a new omnibus incentive plan (the “Incentive Plan”) which provides the Company with a flexible and long-term incentive compensation structure. The terms of the Plan allow the Company the flexibility to grant various forms of long term incentive grants which may be issued in equity or in cash based settlements or some combination thereof.

The Incentive Plan replaces the Company’s previous stock option plan (the “Old Incentive Plan”) which was approved by shareholders on October 24, 2012. No new option grants may be made under the Old Incentive Plan.

The Incentive Plan provides that a fixed number of up to 5,641,763 common shares of the Company, equal to 7% of the Company’s issued and outstanding share capital as at September 23, 2015 (being 80,596,617), including previously granted stock options under the Old Incentive Plan, may be issued to satisfy equity based compensation awards under the new Incentive Plan.

As part of the Incentive Plan, the Company has the following outstanding equity-based awards:

(a)	Stock Options

Pursuant to the terms of the Incentive Plan, the Company may grant stock options to eligible participants, which includes officers, employees and consultants of the Company. Non-executive directors are not permitted to receive stock options. As set out in the Plan, the exercise price of a stock option granted under the Incentive Plan shall be not less than the greater of (i) the volume weighted average trading price of the Shares on the TSX for the five trading days immediately prior to the grant date or (ii) the closing price of the Shares on the TSX on the trading day immediately prior to the grant date. Options shall have a maximum term of five years and generally terminated on the 90th day after the participant ceases to be an officer, consultant or employee.

In addition, in connection with the Arrangement, the Company is authorized to issue up to 1,566,876 common shares upon the exercise of stock options held by former St Andrew optionholders. The former St Andrew options are not subject to the terms of the Incentive Plan and do not form part of the fixed number of common shares of the Company which can be issued pursuant to the Incentive Plan. No new option grants may be made under the former stock option plan of St Andrew.

The changes in stock options outstanding during the six month period ended June 30, 2016 are as follows:

		Weighted
	Number of	average
	shares	exercise price
Options outstanding - beginning of period	3,920,800	$5.86
Granted	30,000	5.31
Grant on acquisition of St Andrew Goldfields	1,566,876	6.86
Cancelled/forfeited	(7,000)	6.83
Expired	(36,250)	13.33
Exercised	(1,765,642)	3.55
Options outstanding - end of period	3,708,784	7.30

Options exercisable - end of period	2,504,354	$6.95

KIRKLAND LAKE GOLD INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND JULY 31, 2015
(UNAUDITED) - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

15.	SHARE-BASED COMPENSATION PLANS (continued)

The following table summarizes information about stock options outstanding and exercisable at June 30, 2016:

			Outstanding	Exercisable
			options	options
			weighted	weighted
			average	average
	Options	Options	remaining life	remaining life
3,483,534	outstanding	exercisable	(years)	(years)
$ 2.86	7,248	-	5.45	5.45
2.92	27,180	18,120	4.35	-
2.99	445,000	335,000	2.86	2.86
3.42	283,276	63,400	5.72	5.72
3.53	6,342	4,228	4.87	4.87
3.74	30,000	7,500	3.54	3.54
3.86	604	-	4.14	4.14
4.19	199,622	112,344	4.70	4.70
4.30	10,872	10,872	2.86	2.86
4.41	5,799	5,799	3.86	3.86
4.76	340,000	40,000	4.46	4.46
4.96	450,000	300,000	3.31	3.31
4.96	165,000	15,000	4.10	4.10
4.97	20,000	5,000	3.27	3.27
5.31	30,000	7,500	4.52	4.52
5.40	9,060	9,060	3.37	3.37
5.62	205,209	205,209	3.62	3.62
5.73	165,798	165,798	2.70	2.70
5.85	150,000	150,000	3.75	3.75
5.92	48,000	24,000	3.84	3.84
6.83	270,625	186,375	6.61	6.61
11.03	4,530	4,530	1.89	1.89
12.91	185,277	185,277	0.85	0.85
15.12	187,542	187,542	1.63	1.63
17.30	234,500	234,500	0.13	0.13
17.40	2,300	2,300	0.30	0.30
17.83	50,000	50,000	0.59	0.59
18.69	175,000	175,000	0.15	0.15
	3,708,784	2,504,354	3.23	3.23

KIRKLAND LAKE GOLD INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND JULY 31, 2015
(UNAUDITED) - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

15.	SHARE-BASED COMPENSATION PLANS (continued)

(b)	Restricted Share Units ("RSUs")

Pursuant to the terms of the Incentive Plan, the Company may grant restricted shares or restricted share units to eligible participants. The value of an RSU at the date of grant is equal to the fair market value of a common share of the Company on the date of grant, as further defined in the Incentive Plan. In general, each RSU represents one common share of the Company which entitles the participant to receive a cash payment equal to the fair market value of a common share on the date of vesting, a common share issued from treasury, or some combination thereof, at the discretion of the Company’s Compensation Committee. Each RSU grant shall be evidenced by an award agreement that shall specify among other things, the periods of restriction, the number of RSUs granted, the settlement date for the RSUs and any such other provisions as the Committee shall determine, provided that unless otherwise determined by the Committee or as set out in any award agreement, no RSU shall vest later than three years after the date of grant.

The changes in RSUs outstanding during the six month period period ended June 30, 2016 are as follows:

	JUNE 30	DECEMBER 31
	2016	2015
RSUs outstanding - beginning of period	-	-
Granted	20,000	-
RSUs outstanding - end of period	20,000	-

During the period, the Company recognized the following expenses under these equity-based plans:

	JUNE 30	DECEMBER 31
	2016	2015
Restricted share unit plan	$13	$-
Stock option plan	628	1,316
	$641	$1,316

The value ascribed to share-based compensation plans recorded as a component of shareholders' equity is as follows:

	JUNE 30	DECEMBER 31
	2016	2015
Balance - beginning of period	$10,272	$10,161
Share-based compensation	641	1,316
Value of options issued on St Andrew acquisition	2,910	-
Exercise of stock options	(2,765)	(487)
Stock options forfeited	(22)	(288)
Expiry of stock options	(218)	(430)
Balance - end of period	$10,818	$10,272

KIRKLAND LAKE GOLD INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND JULY 31, 2015
(UNAUDITED) - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

Fair value measurement of equity-settled plans

The fair value of options are measured on the Black-Scholes option-pricing model.

Stock option
plan
Number of options granted	30,000
Average strike price	$5.31
Dividend yield	0$
Expected stock price volatility	67%
Risk-free interest rate	0.45%
Expected life of option	3.91 years
Weighted-average fair value per option	$2.43

Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. Expected stock price volatility was calculated based on historic share prices.

On April 12, 2016 the Company granted an aggregate of 20,000 RSUs to certain eligible participants. The RSUs were granted at a price of $8.84 in accordance with the terms of the Incentive Plan and vest on April 12, 2016.

The Company has the following cash-settled plans:

(a)	Deferred Share Units ("DSUs")

Pursuant to the terms of the Incentive Plan, the Company may grant DSUs to directors of the Company. DSUs are classified as cash-settled share-based payment transactions as participants receive the cash value of a DSU following a redemption event. A DSU is a notional unit that reflects the fair market value of a common share of the Company. Each DSU shall vest fully and shall be paid in cash upon the settlement date, being the date the director ceases to be a member of the Board.

As at June 30, 2016, a liability of $673 (2015 - nil) was included in the statement of financial position to recognized accrued but unpaid expenses for cash-settled plans. The Company also recognized cash payments of $112 during the six month period ended June 30, 2016 for the settlement of DSUs.

The changes in DSUs outstanding during the six month period ended June 30, 2016 are as follows:

	JUNE 30	DECEMBER 31
	2016	2015
DSUs outstanding - beginning of period	-	-
Granted	70,623	-
Settled	(10,089)	-
DSUs outstanding - end of period	60,534	-

KIRKLAND LAKE GOLD INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND JULY 31, 2015
(UNAUDITED) - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

16.	CONTRIBUTED SURPLUS

	JUNE 30	DECEMBER 30
	2016	2015
Balance - Beginning of period	$31,627	$30,909

Expiry of stock options	218	288
Stock options forfeited	22	430
Balance - End of period	$31,867	$31,627

17.	PRODUCTION EXPENSES

	3 months ended		6 months ended
	JUNE 30, 2016	JULY 31, 2015	JUNE 30, 2016	JULY 31, 2015
Operating costs	$62,013	$34,876	$120,646	$67,807
Stock-based compensation for operational personnel	60	113	129	293
Amortization and depletion	14,937	8,962	29,645	17,830
Royalties	4,730	1,512	9,062	3,083

	$81,740	$45,463	$159,482	$89,013

18.	GENERAL AND ADMINISTRATIVE

	3 months ended		6 months ended
	JUNE 30, 2016	JULY 31, 2015	JUNE 30, 2016	JULY 31, 2015
Stock based compensation for administrative personnel	$911	$280	$1,185	$1,060
General corporate and administrative costs	5,522	1,261	9,490	2,657

	$6,433	$1,541	$10,675	$3,717

19.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, security deposits, derivative assets, other long-term assets, accounts payable and accrued liabilities, finance leases and convertible debentures. At June 30, 2016, the carrying values of these instruments (except for the convertible debentures and finance lease liabilities) approximate their fair values due to their short-term nature of these instruments.

KIRKLAND LAKE GOLD INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND JULY 31, 2015
(UNAUDITED) - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

19.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS (continued)

Financial Assets and Liabilities Recognized in the Balance Sheet Carried at Fair Value Financial assets and liabilities are characterised using a fair value hierarchy as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data.

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities measured and recognized in the balance sheet at fair value are categorized are as follows:

Cash and cash equivalents	Level 1
Security deposits	Level 2
Restricted cash	Level 1
Derivative financial instruments	Level 2

The mark-to market fair value of all contracts is based on independently provided inputs and determined using standard valuation techniques.

Financial Assets and Liabilities Recognized in the Balance Sheet Carried at Amortized Cost

Accounts receivable (Note 7)

Other long-term assets (Note 9)

Finance lease liabilities (Note 11)

Convertible debentures (Note 11)

Accounts payable and accrued liabilities (Note 10)

Interest Rate and Credit Risk

The Company currently invests excess cash in fixed rate Government of Canada Treasury Bills with maturity dates of approximately 90 days. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal risk. Deposits held with banks may exceed the amount of insurance provided on such deposits.

An allowance for doubtful accounts is established based upon factors surrounding the credit risk of specific accounts, historical trends and other information when necessary. As at June 30, 2016, there were no receivables past due.

The finance leases and convertible debentures bear interest at fixed rates. The Company does not account for any fixed rate liabilities at fair value; therefore, a change in the interest rates at the reporting date would not affect profit or loss.

KIRKLAND LAKE GOLD INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND JULY 31, 2015
(UNAUDITED) - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

19.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS (continued)

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2016, the Company had a cash and cash equivalents balance of $157,529 to settle current financial liabilities of $111,435.

The Company's contractual maturities on outstanding loans are disclosed in Note 11.

Derivative Financial Instruments

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company's policy.

The Company enters into short-term forward gold sales contracts, which are disclosed in Note 22. The Company may also enter into short-term foreign exchange contracts to sell US dollars. At June 30, 2016 and December 31, 2015, the Company held no forward contracts to sell US dollars.

Currency Risk

The Company’s principal exchange rate risk relates to fluctuations between the Canadian dollar and the US dollar. Sales of gold doré bars are denominated in both Canadian and US dollars. At June 30, 2016, the Company held no forward contracts to sell US dollars.

During the three and six months ended June 30, 2016, the Company recognized realized losses of $34 on forward contracts. These realized losses have been recognized within finance expense within the statements of operations.

The majority of the Company’s expenses are incurred in Canadian Dollars; therefore, the Company is substantially protected against movements in foreign exchange other than through its temporary US cash balance. At June 30, 2016, the Company held cash of US$32,738 (December 31, 2015 - US$4,746), which is exposed to foreign exchange fluctuations based on movements in the foreign exchange rate. A 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase or decrease of net income of approximately $3,929 (December 31, 2015 - $657).

Sensitivity Analysis

Except for the convertible debentures and finance lease liabilities, the carrying amount of financial instruments approximates their fair market value. The impact on cash and cash equivalents and short-term investments of a movement in interest rates by a plus or minus 1% change would not be material to the value of those items.

KIRKLAND LAKE GOLD INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND JULY 31, 2015
(UNAUDITED) - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

20.	INCOME TAXES

	3 months ended		6 months ended
	JUNE 30, 2016	JULY 31, 2015	JUNE 30, 2016	JULY 31, 2015
Current income tax expense	$503	$267	$1,629	$201
Deferred income tax expense	7,711	2,949	13,981	3,403

	$8,214	$3,216	$15,610	$3,604

Rate Reconciliation

A reconciliation of income tax expense (recovery) and the product of accounting income before income tax multiplied by the combined Canadian federal and provincial statutory income tax rate is as follows:

	3 months ended		6 months ended
	JUNE 30, 2016	JULY 31, 2015	JUNE 30, 2016	JULY 31, 2015
Income before income taxes	$21,978	$7,445	$41,893	$15,707
Combined federal and provincial tax rate	25.0%	25.0%	25.0%	25.0%

Tax recovery using statutory rates	5,495	1,861	10,473	3,927

Statutory permanent difference	234	416	771	1,416
Prior period adjustment	373	-	373	-
Other	(189)	104	228	322
Current and deferred Ontario mining tax	2,301	835	3,765	(2,062)

Income tax expense	8,214	$3,216	$15,610	$3,603

Deferred Income Tax

The following table summarizes the components of deferred income tax:

	June 30, 2016	December 31, 2015

Deferred income tax assets:
Property, plant and equipment and mineral properties	$9,316	$-
Provisions - reclamation and remediation	2,402	-
Financing costs	97	-
Ontario Mining Tax	2,326	-
Loss carry-forwards	2,970	-
Other	69	-

Deferred income tax assets	$17,180	$-

KIRKLAND LAKE GOLD INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND JULY 31, 2015
(UNAUDITED) - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

	June 30, 2016	December 31, 2015

Deferred income tax liabilities:
Property, plant and equipment and mineral properties	$(17,510)	$10,222
Provisions - reclamation and remediation	1,663	(1,645)
Financing costs	627	(515)
Ontario Mining Tax	(15,877)	4,441
Discount on convertible note	(1,997)	2,288
Other	(129)	476

Deferred income tax liabilities	$(33,223)	$15,267

	June 30, 2016	December 31, 2015

Movement in net deferred tax asset (liability)
Balance, beginning of year	$(15,267)	$(6,383)
Recognized in purchase price	13,205	-
Recognized in profit and loss	(13,981)	(8,884)

Deferred income tax assets (liabilities)	$(16,043)	$(15,267)

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

	June 30, 2016	December31,2015

Capital loss carryforwards	$1,053	$1,055
Investment tax credits	16,363	16,790
Mineral properties	14,382	-

At June 30, 2016, the Company did not recognize the benefit related to the deferred tax assets for the above items in the financial statements as management did not consider it probable that the Company will be able to realize these deferred tax assets in the future. The capital loss carryforwards and the deductible temporary differences do not expire under the current tax legislation. The investment tax credits expire between 2017 and 2030, as outlined below.

Income Tax Attributes

	$	Expiry
Canadian non-capital losses	11,879	2034-2035
Canadian capital losses	1,053	Indefinite
Canadian tax basis of mineral interest	236,598	Indefinite
Canadian capital cost allowance	237,029	Indefinite
Investment tax credits	16,363	2017 - 2030

KIRKLAND LAKE GOLD INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND JULY 31, 2015
(UNAUDITED) - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

21.	RELATED PARTY TRANSACTIONS

Key management personnel compensation comprised:

	JUNE 30,	DECEMBER 31
	2016	2015
Short term employee benefits	$296	$448
Share-based payments	1,185	-
Directors fees	132	96
DSU payouts to directors	112	-
Severance pay	1,481	-
CEO promissory note repayment	(480)	-
	$2,726	$544

During the period ended December 31, 2015, the former CEO of the Company entered into an promissory note agreement with the Company where he was loaned $500,000 for certain home relocation expenses. The secured, non-interest bearing loan agreement stipulated the repayment of the principal in regular $2,000 monthly salary reductions over a 21 year period, beginning on July 1, 2015. The former CEO repaid the $480,000 balance on the housing loan upon his resignation from the Company in June 2016.

The Company chartered an aircraft owned by a Company controlled by the Chairman of the Board during the period ended December 31, 2015, the total expense par which was $11. There were no such transactions during the period ended June 30, 2016.

Key management personnel are comprised of members of the board and officers of the Company.

22.	COMMITMENTS

As at June 30, 2016, commitments included:

i)               As at June 30, 2016, capital commitments for equipment and ongoing surface investments made to third parties included $16,500 for property, plant and equipment, which includes new ST2G trucks, underground battery equipment for use in the South Mine Complex at Macassa, and miscellaneous small equipment and transformers at East Timmins mines.

ii)               A 2.5% NSR royalty is payable quarterly to Franco-Nevada Corporation on production from the Company’s Macassa property. The Company has the option to buy back 1% of the royalty for US$36,000 less an amount equal to the aggregate royalty payments made from the date of the agreement until the buyback date (October 31, 2016), multiplied by 40%. At June 30, 2016, $14,900 had been paid and/or accrued under this royalty agreement.

iii)               The Company has outstanding commodity contracts with counterparties to sell a notional amount of 24,440 ounces of gold at an average price of $1,683 per ounce. Two of the counterparties have a right to make a margin call if the price of outstanding gold contracts falls below the market price of the commodity. At June 30, 2016, $1,600 was on deposit for such calls and is included within other current assets.

iv)               Under a revised banking facility letter dated November 10, 2015, the restrictions over cash in relation to the asset retirement obligation on the Macassa property and to the IESO were released. The credit facility includes Letters of Guarantee in the amount of up to $10,500 for a maximum term of one year available to secure obligations to the Ministry of Mines, Government of Ontario. The outstanding Letters of Guarantee total $7,904 as at June 30, 2016 (December 31, 2015 - $7,904).

KIRKLAND LAKE GOLD INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND JULY 31, 2015
(UNAUDITED) - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

23.	SEGMENTED INFORMATION

As a result of the St Andrew acquisition, the Company now operates in two separate camps, the Macassa property located in the Kirkland Lake gold camp, and the East Timmins properties, located along the Porcupine- Destor Fault Zone. The Company's operating segments reflect its different mining interests and are reported in a manner consistent with the internal reporting used to assess each segment's performance.

The results from operations for these reportable operating segments are summarized in the following tables:

		East Timmins
		(Holt, Holloway
	Macassa Mine	and Taylor	Corporate	Total
		Mines)	and Other
As at June 30, 2016
Total assets	$518,218	$217,033	$-	$735,251
Total liabilities	185,562	42,169	-	227,731

Three months ended June 30, 2016
Revenue from gold sales	67,891	50,252	-	118,143
Operating costs	34,433	27,640	-	62,073
Royalties	1,733	2,997	-	4,730
Amortization and depletion	9,332	5,605	-	14,937
Gross profit	22,393	14,010	-	36,403
General corporate and administrative costs	-	-	6,433	6,433
Exploration	3,065	1,064	-	4,129
Finance income	-	-	(1,309)	(1,309)
Finance expense	-	-	5,172	5,172
Income (loss) before income taxes	19,328	12,946	(10,296)	21,978
Income tax expense				8,214
Net income				$13,764

Six months ended June 30, 2016
Revenue from gold sales	130,968	96,963	-	227,931
Operating costs	63,479	57,296	-	120,775
Royalties	3,455	5,607	-	9,062
Amortization and depletion	18,626	11,019	-	29,645
Gross profit	45,408	23,041	-	68,449
General corporate and administrative costs	-	-	10,675	10,675
Exploration	4,945	1,765	-	6,710
Finance income	-	-	(1,549)	(1,549)
Finance expense	-	-	10,720	10,720
Income (loss) before income taxes	40,463	21,276	(19,846)	41,893
Income tax expense				15,610
Net income				$26,283

KIRKLAND LAKE GOLD INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND JULY 31, 2015
(UNAUDITED) - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

		East Timmins
		(Holt, Holloway
	Macassa Mine	and Taylor	Corporate	Total
		Mines)	and Other
As at December 31, 2015
Total assets	$484,740	$-	$-	$484,740
Total liabilities	172,146	-	-	172,146

Three months ended July 31, 2015
Revenue from gold sales	61,723	-	-	61,723
Operating costs	34,989	-	-	34,989
Royalties	1,512	-	-	1,512
Amortization and depletion	8,962	-	-	8,962
Gross profit	16,260	-	-	16,260
General corporate and administrative costs	-	-	1,541	1,541
Exploration	2,196	-	-	2,196
Finance income	-	-	(1,016)	(1,016)
Finance expense	-	-	6,094	6,094
Income (loss) before income taxes	14,064	-	(6,619)	7,445
Income tax expense				3,216
Net income				$4,229
Six months ended July 31, 2015
Revenue from gold sales	119,657	-	-	119,657
Operating costs	68,100	-	-	68,100
Royalties	3,083	-	-	3,083
Amortization and depletion	17,830	-	-	17,830
Gross profit	30,644	-	-	30,644
General corporate and administrative costs	-	-	3,717	3,717
Exploration	3,995	-	-	3,995
Finance income	-	-	(2,808)	(2,808)
Finance expense	-	-	10,033	10,033
Income (loss) before income taxes	26,649	-	(10,942)	15,707
Income tax expense				3,604
Net income				$12,103

KIRKLAND LAKE GOLD INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND JULY 31, 2015
(UNAUDITED) - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

24.	SUBSEQUENT EVENTS

On July 13, 2016, the Company closed its previously announced non-brokered private placement (the “Offering”) of 1,047,340 common shares that are “flow-through shares” within the meaning of the Income Tax Act (Canada) (each a “Flow-Through Share”).

The Flow-Through Shares were issued at a price of $14.32 per Flow-Through Share for aggregate gross proceeds of approximately $15,000. All proceeds from the sale of the Flow-Through Shares will be used to incur eligible Canadian Exploration Expenses at the Company’s Macassa Mine Complex and its East Timmins Operations, located in Ontario, Canada. The Company will renounce the tax deductions for the qualifying expenses as at December 31, 2016.